EXHIBIT 1.(1)(b)


RESOLUTIONS FOR THE ESTABLISHMENT OF
VARIABLE LIFE STANDARDS OF SUITABILITY AND CONDUCT                 May 6, 1997


      WHEREAS, the management of the Company has determined that the Company shall take the necessary steps to enable it to write variable life contracts;

      NOW THEREFORE BE IT RESOLVED, that pursuant to TEX. ADMIN. CODE tit. 28, ss. 3.803(3) (1996), the Company hereby adopts the standards of suitability with respect to the issuance of variable life insurance contracts as follows:

      No recommendation shall be made to an applicant to purchase a variable life contract and no variable life insurance policy shall be issued in the absence of reasonable grounds to believe that the purchase of such contract and issuance of such policy is not unsuitable for such applicant on the basis of information furnished after reasonable inquiry of such applicant concerning the applicant's insurance and investment objectives, financial situation and needs, and any other information known to the insurer or the agent making the recommendation; and

      BE IT FURTHER RESOLVED, That pursuant to TEX. ADMIN. CODE tit. 28, ss. 3.806(8) (1996), the Company hereby adopts standards of conduct which are applicable to the Company, its officers, directors, employees, and affiliates with respect to the purchase or sale of investments in separate accounts. Such standards of conduct shall satisfy the requirements set forth in 15 U.S.C.A. ss. 80a-17 (1997) (attached hereto as Exhibit "A") and applicable rules and regulations thereunder.